McDaniel
& ASSOCIATES CONSULTANTS LTD.
Oil & Gas Reservoir Evaluations

CONSENT OF McDANIEL & ASSOCIATES CONSULTANTS LTD.

To: The Board of Directors of Provident Energy Ltd.

Reference: **Renewal Annual Information Form of Provident Energy Trust (the "Trust")**

Dear Sirs/Mesdames:

We refer to the renewal annual information form of Provident Energy Trust (the "Trust") dated March 29, 2006 (the "AIF") and the Form 40-F of the Trust.

McDaniel & Associates Consultants Ltd. ("McDaniel") was engaged to evaluate the oil and natural gas reserves in respect of certain properties held by Provident Energy Ltd. We understand that the AIF and Form 40-F contain reference to the McDaniel Report dated February 24, 2006 effective December 31, 2005 (the "Report"), and to our having evaluated the Trust's oil and gas interests. Summaries of and excerpts from the Report are included in the Form 51-101F1. The AIF and Form 40-F contain reference to the Form 51-101F1 and to Form NI 51-101F2 of McDaniel dated February 24, 2006.

We hereby consent to the use of our name and reference to the said Report in the AIF and Form 40-F.

Dated this 29th day of March, 2006.

Sincerely,

McDANIEL & ASSOCIATES CONSULTANTS LTD.

P. A. Welch, P. Eng.
President & Managing Director

Suite 2200, Bow Valley Square 3, 255 - 5th Avenue S.W., Calgary, Alberta T2P 3G6
Tel: (403) 262-5506 Fax: (403) 233-2744 Email: mcdaniel@mcdan.com Website: www.mcdan.com